

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Daniel O'Brien
Chief Executive Officer
Flexible Solutions International, Inc.
6001 54 Ave.
Taber, Alberta, Canada T1G 1X4

> **Re: Flexible Solutions International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 001-31540**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements
Audit Report, page F-1

1.   We note you have not included an audit report for your fiscal year 2018 financial statements. Once you have obtained permission from your predecessor auditor for the re-issuance of the audit report, please amend the fiscal year 2019 Form 10-K to provide audited financial statements for two fiscal years in accordance with Article 8-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser,

Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences